UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Hawks Acquisition Corp.
(Name of Issuer)
Class A common stock, par value $0.0001 per share
(Title of Class of Securities)
42032P207
(CUSIP Number)

October 15, 2021**
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** The Reporting Persons previously filed an original Schedule 13G in respect of the Issuer’s Class A common stock, par value $0.0001 per share on October 15, 2021 (the “Original Schedule 13G”).  The Original Schedule 13G incorrectly identified Corbin Capital Partners Group, LLC as the general partner of Corbin ERISA Opportunity Fund, Ltd., when the general partner of that entity should instead have been identified as Corbin Capital Partners GP, LLC. This Amendment No. 1 to the Original Schedule 13G is being filed solely to correct such error and does not modify or update in any way disclosures made in the Original Schedule 13G.

CUSIP No. 42032P207	13G

1	NAMES OF REPORTING PERSONS
Atalaya Special Purpose Investment Fund II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
264,331

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
264,331

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
264,331

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.3%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 42032P207	13G

1	NAMES OF REPORTING PERSONS
ACM ASOF VII (Cayman) Holdco LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
370,854

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
370,854

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
370,854

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 42032P207	13G

1	NAMES OF REPORTING PERSONS
ACM Alameda Special Purpose Investment Fund II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
232,651

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
232,651

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
232,651

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 42032P207	13G

1	NAMES OF REPORTING PERSONS
ACM Alamosa (Cayman) Holdco LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
741,310

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
741,310

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
741,310

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 42032P207	13G

1	NAMES OF REPORTING PERSONS
Atalaya Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,609,146

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,609,146

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,609,146

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

CUSIP No. 42032P207	13G

1	NAMES OF REPORTING PERSONS
Corbin ERISA Opportunity Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
370,854

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
370,854

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
370,854

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 42032P207	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
370,854

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
370,854

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
370,854

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 42032P207	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☒
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
370,854

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
370,854

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
370,854

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

Explanatory Note

The Reporting Persons previously filed an original Schedule 13G in respect of the Issuer’s Class A common stock, par value $0.0001 per share on October 15, 2021 (the “Original Schedule 13G”).  The Original Schedule 13G incorrectly identified Corbin Capital Partners Group, LLC as the general partner of Corbin ERISA Opportunity Fund, Ltd., when the general partner of that entity should instead have been identified as Corbin Capital Partners GP, LLC. This Amendment No. 1 to the Original Schedule 13G is being filed solely to correct such error and does not modify or update in any way disclosures made in the Original Schedule 13G.

Item 1.(a) Name of Issuer

Hawks Acquisition Corp.

Item 1.(b) Address of Issuer’s Principal Executive Offices

600 Lexington Avenue, 9th Floor, New York, NY 10022

Item 2.(a) Name of Person Filing

This Statement is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	Atalaya Special Purpose Investment Fund II LP (“ASPIF II”);
(ii)	ACM ASOF VII (Cayman) Holdco LP (“ASOF”)
(iii)	ACM Alameda Special Purpose Investment Fund II LP (“Alameda”);
(iv)	ACM Alamosa (Cayman) Holdco LP (“Alamosa”);
(v)	Atalaya Capital Management LP (“ACM”);
(vi)	Corbin ERISA Opportunity Fund, Ltd. (“CEOF”);
(vii)	Corbin Capital Partners GP, LLC (“Corbin GP”); and
(viii)	Corbin Capital Partners, L.P. (“CCP”).

Item 2.(b) Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of ASPIF II, ASOF, Alameda, Alamosa and ACM is One Rockefeller Plaza, 32nd Floor, New York, NY 10020. The address of the principal business office of each of CEOF, Corbin GP and CCP is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2.(c) Citizenship

Each of ASPIF II, ACM and CCP is a Delaware limited partnership. Each of ASOF, Alameda and Alamosa is a Cayman Islands exempted limited partnership. CEOF is a Cayman Islands exempted company. Corbin GP is a Delaware limited liability company.
Item 2.(d) Title of Class of Securities

Class A common stock, par value $0.0001 per share (the “Shares”).

Item 2.(e) CUSIP Number

42032P207

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of the date hereof, ACM may be deemed the beneficial owner of 1,609,146 Shares underlying Units, which amount includes (i) the 264,331 Shares underlying Units beneficially owned by ASPIF II, (ii) the 370,854 Shares underlying Units beneficially owned by ASOF, (iii) the 232,651 Shares underlying Units beneficially owned by Alameda and (iv) the 741,310 Shares underlying Units beneficially owned by Alamosa. Each of Corbin GP and CCP may be deemed the beneficial owner of 370,854 Shares underlying Units, which amount includes the 370,854 Shares underlying Units beneficially owned by CEOF.

Item 4(b). Percent of Class:

As of the date hereof, ACM may be deemed the beneficial owner of approximately 8.0% of Shares outstanding, which amount includes (i) 1.3% of Shares outstanding beneficially owned by ASPIF II, (ii) 1.9% of Shares outstanding beneficially owned by ASOF, (iii) 1.2% of Shares outstanding beneficially owned by Alameda and (iv) the 3.7% of Shares outstanding beneficially owned by Alamosa. Each of Corbin GP and CCP may be deemed the beneficial owner of approximately 1.9% of Shares outstanding, which amount includes 1.9% of Shares outstanding beneficially owned by CEOF. (These percentages are based on 20,000,000 Shares outstanding as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on October 12, 2021.)

Item 4(c). Number of shares as to which such person has:

ASPIF II:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 264,331
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 264,331

ASOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 370,854
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 370,854

Alameda:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 232,651
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 232,651

Alamosa:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 741,310
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 741,310

ACM:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,609,146
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 1,609,146

CEOF:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 370,854
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 370,854

Corbin GP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 370,854
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 370,854

CCP:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 370,854
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 370,854

The Shares are directly held by ASPIF II, ASOF, Alameda, Alamosa and CEOF (the Direct Holders). As ASPIF II, ASOF, Alameda and Alamosas investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF II, ASOF, Alameda and Alamosa. As CEOFs investment manager, CCP has the power to vote and direct the disposition of all Shares held by CEOF. This report shall not be deemed an admission that ACM, CCP, the Direct Holders or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5.  Ownership of Five Percent or Less of a Class

This Item 5 is not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

This Item 6 is not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

This Item 7 is not applicable.

Item 8.  Identification and Classification of Members of the Group

ASPIF II, ASOF, Alameda, Alamosa, ACM, CEOF, Corbin GP and CCP may be deemed members of a group, as defined in Rule 13d-5 under the Act, with respect to the Shares. Such group may be deemed to beneficially own 1,980,000 Shares. CEOF, Corbin GP and CCP disclaim beneficial ownership over the Shares held directly by ASPIF II, ASOF, Alameda and Alamosa. ASPIF II, ASOF, Alameda, Alamosa and ACM disclaim beneficial ownership over the Shares held directly by CEOF.

Item 9.  Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 14, 2021

Atalaya Special Purpose Investment Fund II LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM ASOF VII (Cayman) Holdco LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM Alameda Special Purpose Investment Fund II LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM Alamosa (Cayman) Holdco LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Atalaya Capital Management LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Corbin ERISA Opportunity Fund, Ltd.
By:	Corbin Capital Partners, L.P.
Its:	Investment Manager

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

JOINT FILING AGREEMENT

 The undersigned hereby agree that this Amendment No. 1 to the statement on Schedule 13G with respect to shares of Class A common stock of Hawks Acquisition Corp. is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  December 14, 2021

Atalaya Special Purpose Investment Fund II LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM ASOF VII (Cayman) Holdco LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM Alameda Special Purpose Investment Fund II LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

ACM Alamosa (Cayman) Holdco LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Atalaya Capital Management LP
By:	/s/ Drew Phillips
	Name:	Drew Phillips
	Title:	Authorized Signatory

Corbin ERISA Opportunity Fund, Ltd.
By:	Corbin Capital Partners, L.P.
Its:	Investment Manager

By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel

Corbin Capital Partners GP, LLC
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	Authorized Signatory

Corbin Capital Partners, L.P.
By:	/s/ Daniel Friedman
	Name:	Daniel Friedman
	Title:	General Counsel